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                                                                  Exhibit (a)(1)


                                 May 29, 2001


Dear Marriott Residence Inn Limited Partner:

      Please be advised that, on May 16, 2001, the General Partner received a copy of a Tender Offer Statement relating to an unsolicited tender offer to purchase up to 13,120 of the limited partnership Units of the Partnership (20% of the outstanding Units) for $300 per Unit in cash, reduced by any cash distributions made or declared by the Partnership on or after May 16, 2001. The tender offer is being made by Madison Liquidity Investors 114, LLC (the "Purchaser"), a Delaware limited liability company owned by a joint venture between subsidiaries of Madison Capital Management, LLC ("Madison") and Haberhill LLC ("Haberhill") and other affiliates of Madison. You should have recently received information regarding this offer.

      The General Partner is required to inform you of its position, if any, with respect to this offer. In that regard, the General Partner is making no recommendation whether limited partners should accept or reject the offer and is remaining neutral with respect to the offer.

      Although the General Partner is not making a recommendation, the General Partner believes that limited partners should carefully consider the following in making their own decision about whether to accept or reject the offer. As previously disclosed in the Partnership's most recent Quarterly Report distributed to all limited partners, the General Partner is currently attempting to sell the Partnership's Inns or, in the alternative, find a buyer for the Units.

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In this regard, on April 9, 2001, the General Partner engaged Merrill Lynch &
Co. ("Merrill Lynch") as its financial advisor to solicit bids from interested parties. Merrill Lynch has prepared a list of over 20 parties who they believe may have an interest in acquiring either the Partnership's Inns or the Units and has begun contacting these parties. Several of these parties have already requested additional information in order to explore a possible transaction with the Partnership. The solicitation process has only recently commenced, however, and accordingly, there can be no assurance that a transaction will occur or, if it were to occur, of the timing or value of any such transaction. If the General Partner determines that any such bids would be in the best interests of the limited partners, then it will attempt to effectuate such a transaction. No such transaction is pending as of the date of this letter.

      Limited partners should also be aware that prior to commencement of the tender offer, Haberhill, together with Madison, had been in discussions with representatives of the General Partner regarding a possible acquisition transaction involving the Partnership. Douglas Greene, the principal of Haberhill, is a former employee of Host Marriott Corporation, an affiliate of the General Partner, and during his period of employment worked on several matters concerning the Partnership. As part of these discussions, Haberhill entered into a Confidentiality Agreement, dated February 1, 2001, with Host Marriott Corporation and as a result received certain material non-public information about the Partnership. During these discussions, Haberhill was informed of the General Partner's plan to conduct a broader marketing of the Partnership's Inns or, in the alternative, the Units in order to maximize value for the limited partners. Although repeatedly requested to do so, Haberhill refused to enter into a second agreement under which Haberhill, and any organization it represents or acts in concert with, would have agreed for a period of time not to engage in, or undertake, certain actions which were viewed by the

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General Partner as hostile and which the General Partner believed would be disruptive to the Merrill Lynch solicitation process, in which Haberhill was requested to participate.

      In addition, in deciding whether to accept or reject the offer, limited partners should carefully read, in its entirety, the Offer to Purchase provided by the Purchaser. In particular, limited partners should consider the following statements made by the Purchaser in its Offer to Purchase:

         "Although the Purchaser cannot predict with certainty the future value of the Partnership's assets on a per Unit basis, the Offer Price could differ significantly from the net proceeds that would be realized from a sale of the properties owned by the Partnership or that may be realized upon a future liquidation of the Partnership."

         "The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the Offer Price of $300 per Unit, the Purchaser is motivated to establish the lowest price that might be acceptable to Unitholders consistent with the Purchaser's objectives. Such objectives and motivations may conflict with the interests of the Unitholders in receiving the highest price for their Units."

         "Upon the liquidation of the Partnership, the Purchaser will benefit to the extent, if any, that the amount per Unit it receives in the liquidation exceeds the Offer Price, if any. Therefore, Unitholders might receive more value if they hold their

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         Units, rather than tender, and receive proceeds from the liquidation of the Partnership. Alternatively, Unitholders may prefer to receive the Offer Price now rather than wait for uncertain future net liquidation proceeds."

         (See the cover page of the Purchaser's Offer to Purchase dated May 16, 2001.)

      You will have to make the determination as to whether to wait for a possible transaction resulting from Merrill Lynch's solicitation efforts or to sell your Units now at the tender offer price. If you are interested in liquidating your Units immediately, the tender offer gives you this opportunity. Additionally, there can be no assurance that a better offer for the purchase of your Units will be available now or in the future. As you are no doubt aware, however, by accepting this or any other offer, you will surrender your right to participate in any future benefits from ownership of the Units. There can be no assurance that the tender offer price is equal to or greater than the amount you might otherwise receive with respect to your Units over the remaining term of the Partnership. If you choose to accept the tender offer, payment will come directly from the Purchaser.

      Enclosed with this letter is a copy of our Solicitation/Recommendation Statement on Schedule 14D-9 that has been filed with the Securities and Exchange Commission. We urge you to read the enclosed material carefully.

      If you have any questions, please call Host Marriott Investor Relations at 301-380-2070.

                              Very truly yours,


                                  RIBM ONE LLC
                                  General Partner


                              By: /s/ Robert E. Parsons, Jr.
                                  --------------------------------
                                  Robert E. Parsons, Jr.
                                  Title: President and Manager


Enclosure

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